UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 7, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 6, 2011, entitled “Termination of the Discloseable Transaction Involving Contributions to Bridas Corporation and the Possible Acquisition by Bridas Corporation”.
99.2	Press release dated November 6, 2011, entitled “Bridas to Terminate the PAE Transaction”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT ON TERMINATION OF
THE DISCLOSEABLE TRANSACTION INVOLVING CONTRIBUTIONS TO BRIDAS CORPORATION AND THE POSSIBLE ACQUISITION BY BRIDAS CORPORATION

Reference is made to the announcements of CNOOC Limited (the “Company”) dated 28 November 2010 and 25 October 2011 (the “Announcements”) in relation to a discloseable transaction involving the Company making contributions to Bridas Corporation and the Proposed Acquisition by Bridas Corporation. Terms used in this announcement shall, unless the context otherwise requires, have the same meanings as defined in the Announcements.

The Company was informed that, on 5 November 2011, Bridas Corporation sent to the Seller a letter terminating the Proposed Acquisition. As a consequence of such termination, Bridas Corporation will continue with its current participation in PAE, which will continue to be governed in the same way that it was governed before.

The Board considers that the termination of the Proposed Acquisition will not have any material adverse effect on the existing business or financial position of the Group.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 6 November 2011

1

As at the date of this announcement, the Board comprises of:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang

2

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

Bridas to Terminate the PAE Transaction

(Hong Kong, November 6, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) announced today that Bridas Corporation ("Bridas"), a 50/50% joint venture between CNOOC International Limited and Bridas Energy Holdings (“BEH”), informed the Company that it sent to BP PLC(“BP”) a letter on November 5 to terminate the transaction to acquire 60% equity interest in Pan American Energy(”PAE”) from BP.

The aforesaid acquisition was entered into between BP and Bridas on 28 November 2010.

As a consequence of such termination, Bridas will continue with its current participation in PAE, which will continue to be governed in the same way that it was governed before.

Mr. Yang Hua, CEO of the Company said, “We were willing to strengthen our partnership with BEH and further expand our presence in Argentina through this transaction in the best interest of our shareholders. However, certain conditions precedent to the completion of the deal were not obtained as expected, and Bridas chose to terminate the transaction. In the future, CNOOC Limited will continue to look for overseas opportunities which could add value to our company both in short term and long run.”

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com